October 17, 2024

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Juan Grana and Ms. Margaret Sawicki

Re: Safety Shot, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Submitted October 11, 2024

File No. 333- 282315

Dear Mr. Juan Grana and Ms. Margaret Sawicki:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated October 15, 2024 (the “Comment Letter”) relating to the amendment No. 1 to the registration statement on Form S-3, which was submitted to the Commission by Safety Shot, Inc. (the “Company” or “we”) on October 11, 2024.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We have also updated the Registration Statement on Form S-3/A (the “Registration Statement”) which is submitted to the Commission simultaneously together with this letter.

Amendment No. 1 to Registration Statement on Form S-3

Prospectus Summary, page 3

1.

We note your response to comment 1, including that you plan to conduct additional research studies to assess varying dosages of the Sure Shot Dietary Supplement against body weight, gender and age, examine several current and proposed ingredients with respect to their specific role in reducing BAC and how they affect the enzymatic activity associated with the metabolism of alcohol, and examine additional markers with respect to improving post-alcohol consumption symptoms and feelings. Please discuss the timing for the commencement and completion of these planned studies, and disclose whether you have obtained a sponsor, a location, and/or have begun selecting participants for these studies.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see page 4 of the Registration Statement for details.

2.	We note your response to comment 2 and your statement on page 4: “the study assumed that the participants would feel better and demonstrate marked improvement in cognitive skills and physical function following the consumption of the Sure Shot Dietary Supplement versus that of the placebo.” Please further explain how you measured this and the results. Please also further discuss the basis for this assumption. Please also clarify whether you conducted any additional studies or research, other than the clinical trial involving 36 participants, indicating that the Sure Shot Dietary Supplement can reduce a person’s BAC. We note your disclosure on page 4 that you “have conducted extensive research and experimentation involving a substantial number of volunteers under the influence of alcohol.”

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see page 4 of the Registration Statement for details.

Incorporation Of Certain Information By Reference, page 18

3.	We note your response to comment 4. Please revise to incorporate by reference all of the current reports on Form 8-K required pursuant to Item 12(a)(2) of Form S-3, which requires incorporation by reference of all current reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the registrant’s latest annual report on Form 10-K.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see page 18 of the Registration Statement for details.

General

4.	We note your response to comment 5. Please discuss the transactions pursuant to which your shares of common stock being registered for resale were issued, including the 350,000 previously issued shares of your common stock that are not currently described.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see page 5 of the Registration Statement for details. The 350,000 shares of common stock being registered were issued to Greentree Financial Group, Inc. (“Greentree”) and L&H, Inc. (“L&H”), under the amendment agreements dated September 11, 2023, entered between the Company, Greentree and L&H.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Arthur Marcus, Esq. of Sichenzia Ross Ference Carmel LLP at (212) 930-9700.

Very truly yours,

By:	/s/ Jarrett Boon
Name:	Jarrett Boon